1 North Brentwood Boulevard	Phone: 314.854.8000
15th Floor	Fax: 314.854.8003
St. Louis, Missouri 63105
www.Belden.com

October 14, 2024

Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Ms. Amanda Ravitz

Re: Belden Inc.
Definitive Proxy Statement on Schedule 14A
Filed April 9, 2024
File No. 001-12561

Dear Ms. Ravitz:

In this letter, we have included Belden’s responses to the comment letter of the Staff of the Division of Corporation Finance Disclosure Review Program of the Securities and Exchange Commission dated September 27, 2024. Set forth below is the Staff’s comment, in bold, together with our response. All references to page numbers in this letter correspond to pagination in the filing referenced above.

Definitive Proxy Statement on Schedule 14A

Pay Versus Performance, page 30

1.We note your response to prior comment 3 describing how you calculated your Company-Selected Measure, “Adjusted Earnings Per Share” from your audited financial statements. Specifically, you reference both your Form 8-K filed on February 8, 2024, and nonspecific adjustments such as “other costs” that may be included in your Company-Selected Measure calculation. The Company-Selected Measure should, in your assessment, “represent the most important financial performance measure (that is not otherwise required to be disclosed in the table) used by [you] to link compensation actually paid to [your] named executive officers, for the most recently completed fiscal year, to company performance.” See Item 402(v)(2)(vi) of Regulation S-K. Your tabular and related presentation should show the quantified performance for the same measure selected as your Company-Selected Measure in each covered fiscal year, using not only the same name, but also the same calculation method as in the most recent fiscal year. Quantified performance derived using different adjustments from those used in the most recent fiscal year may not satisfy this requirement; however, we note your expressed intent to provide different reconciliations each year. We remind you that while Company-Selected Measure disclosure is not subject to Regulation G or Item 10(e) of Regulation S-K, you must provide disclosure as to how the Company-Selected Measure is calculated from your audited financial statements. Please tell us and revise future filings as appropriate to describe how your Company-Selected Measure is calculated from your GAAP financial statements, without reference to non-specific adjustments from year to year.

Securities and Exchange Commission
October 14, 2024

Response:

As stated in our prior response, if we continue to utilize a non-GAAP measure as our Company-Selected Measure in future filings, we will explain how this measure is calculated and provide a reconciliation within the proxy statement filing in order to fully comply with Item 402(v)(2)(vi) of Regulation S-K. For all periods presented, we use the same calculation method to determine our Company-Selected Measure. Specifically for 2023, Adjusted EPS represented income from continuing operations per diluted share attributable to Belden stockholders excluding amortization of intangible assets; severance, restructuring, and acquisition integration costs; adjustments related to acquisitions and divestitures; and gains on sales of assets. When we calculated the tax effect of the adjustments, we included all current and deferred income tax expense commensurate with the adjusted measure of pre-tax profitability.

* * * * *

In connection with responding to your comments, we acknowledge that:

•We are responsible for the adequacy and accuracy of the disclosure in the filing;

•Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions relating to any of the foregoing, please feel free to contact me at ashish.chand@belden.com, or Brian Anderson, Senior Vice President, Legal, General Counsel and Corporate Secretary, at 314-854-8035 or via email at brian.anderson@belden.com.

Sincerely,

/s/ Ashish Chand_______________________
Ashish Chand
President and Chief Executive Officer